Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-162746
Dated December 14, 2009

SIGA Technologies, Inc. (the “Company”) has filed a registration statement (including a base prospectus) with the Securities and Exchange Commission (the “SEC”) (File No. 333-162746) and a prospectus supplement for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and the prospectus supplement relating to this offering, and other documents the Company has filed with the SEC which are incorporated by reference into the prospectus supplement for more complete information about the Company and this offering.  You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, you may obtain these documents at no charge from the Company upon written or oral request to Ayelet Dugary, Chief Financial Officer, SIGA Technologies, Inc., 420 Lexington Avenue, Suite 408, New York, New York, 10170, tel. (212) 672-9100.

Below is the transcript of the Company’s conference call with investors held on Monday, December 14, 2009 at 8:30 a.m. EST.  A webcast of the conference call will also be available on the Company’s website for 30 days following the live broadcast.

TRANSCRIPT

SIGA Technologies, Inc. Conference Call to Discuss the Biomedical Advanced Research & Development Authority’s (BARDA) Amendment to the Outstanding Request for Proposal for Smallpox Antiviral for The Strategic National Stockpile (RFP-BARDA-09-35).

December 14, 2009, 8:30 a.m. EST

Moderator:

This conference call contains or implies certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements regarding the efficacy of potential products, the timelines for bringing such products to market and the availability of funding sources for continued development and possible eventual approval of such products. Forward-looking statements are based on management's estimates, assumptions and projections, and are subject to uncertainties, many of which are beyond SIGA's control. Actual results may differ materially from those anticipated in any forward-looking statement. Factors that may cause such differences include the risks that (i) potential products that appear promising to SIGA or its collaborators cannot be shown to be efficacious or safe in subsequent preclinical or clinical trials, (ii) SIGA or its collaborators will not obtain appropriate or necessary governmental approvals to market these or other potential products, (iii) SIGA may not be able to obtain anticipated funding for its development projects or other needed funding, (iv) SIGA may not be able to secure funding from anticipated government contracts and grants, (v) SIGA may not be able to secure or enforce sufficient legal rights in its products, including sufficient patent protection for its products, (vi) any challenge to our patent and other proprietary rights, if adversely determined, could affect our business and, even if determined favorably, could be costly, (vii) regulatory approval for SIGA's products may require further or additional testing that will delay or prevent approval, (viii) the Biomedical Advanced Research & Development Authority may not complete the procurement set forth in its solicitation for the acquisition of a smallpox antiviral for the strategic national stockpile, or may complete it on different terms; (ix) the volatile and competitive nature of the biotechnology industry may hamper SIGA's efforts, (x) changes in domestic and foreign economic and market conditions may adversely affect SIGA's ability to advance its research or its products, (xi) changing federal, state and foreign regulation on SIGA's businesses may adversely affect SIGA's ability to advance its research or its products and (xii) market conditions may not permit an offering of securities or be sufficiently attractive to market participants to allow any offering to succeed. More detailed information about SIGA and risk factors that may affect the realization of forward-looking statements, including the forward-looking statements in this conference call, is set forth in SIGA's filings with the Securities and Exchange Commission, including SIGA's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and in other documents that SIGA has filed with the Commission. SIGA urges investors and security holders to read those documents free of charge at the Commission's Web site at http://www.sec.gov. Interested parties may also obtain those documents free of charge from SIGA. Forward-looking statements speak only as to the date they are made, and, except for any obligation under the U.S. federal securities laws, SIGA undertakes no obligation to publicly update any forward-looking statement as a result of new information, future events or otherwise.

Dr. Eric Rose:
Thanks Mary Beth.
Thanks for joining us this morning and for your interest in SIGA. My three objectives for this call are to:

First, offer our view on the changes to RFP-BARDA-09-35 for the acquisition of a smallpox anti-viral drug for therapeutic use into the Strategic National Stockpile
Second, explain the unique nature of our drug candidate ST-246 to the many of you on the call new to SIGA and to enhance the understanding of those of you who know us already, and
Third, to address important, frequent questions we’ve been asked over the past several days.

Starting with the RFP, on Friday, December 11th, BARDA posted its 7th amendment to the original solicitation announced on March 11, 2009.  The changes include:

First, the intent to contract with one or more offerors versus a single offeror,
Second, relaxation of the mandatory eligibility requirement for the provision of evidence of product efficacy in non-human primates, and

Third, affirmation of the need to provide evidence for therapeutic index in non-human primate models under an eventual contract.  Therapeutic index is the ratio of the drug dose which produces an undesired effect to the dose which causes the desired effect.

We draw several important inferences from this most recent set of changes:

First, BARDA continues to actively pursue its objective to acquire a therapeutic smallpox antiviral drug into the Strategic National Stockpile.

Second, we believe SIGA remains uniquely qualified as an offeror for this RFP, with consistent evidence of the excellent therapeutic index of ST-246 in multiple non-human primate tests using the smallpox virus itself and monkeypox.

Third, proof of efficacy in non-human primates remains a substantial barrier to entry that our competitors will need to overcome to commercialize their product candidates. We believe we have at least a three year lead compared to any other potential product candidate in regard to non-human primate efficacy testing.

I’d like to turn now to a brief discussion of our smallpox anti-viral drug candidate.

ST-246 is a proprietary, orally bioavailable new chemical entity for the treatment of smallpox, a deadly and disfiguring disease not effectively treated by any currently marketed drug.  Development of effective smallpox therapeutics has been pursued for centuries, and has been a worldwide research priority for at least several decades.  While smallpox was eradicated in 1977, the recent instances of global terrorism, the loss of population immunity due to the cessation of routine smallpox vaccination in the United State more than forty years ago, the complex logistics of rapid emergency vaccination of the population, and the likelihood that a portion of the population would refuse or would be unsuitable for vaccination have all served to increase the need for an effective smallpox therapeutic.

Smallpox kills 20 to 30% of its victims, while disfiguring the majority of its survivors. In the event of an outbreak of smallpox infecting 1.7 million American adults, an effective smallpox anti-viral has the potential to save hundreds of thousands of lives. In an outbreak in 12 million or more, millions could be saved.  Because children and the elderly would also be affected by the disease, special oral formulations of a smallpox anti-viral drug for children and the elderly and intravenous formulations for those critically ill would obviously be highly desirable as part of a comprehensive preparedness strategy.  Any outbreak of smallpox would represent an international public health emergency, and we believe that many other countries are interested in stockpiling an effective smallpox anti-viral.

We believe ST-246 mediates a protein-protein interaction of the virally encoded gene product of F13L, which is essential for egress of the pathogenic form of the virus from infected cells.  The unraveling and exploitation of this unique biology was accomplished entirely at SIGA.  Our scientists have successfully addressed risks and barriers associated with target validity, medicinal chemistry, oral bioavailability, pharmacokinetics, and toxicology, and ST-246 has shown unprecedented efficacy in non-human primate models, even where the model disease is arguably more lethal than human smallpox. Any other potential smallpox anti-viral drug candidate would need to overcome these same risks and barriers. The composition of matter patents on the drug are wholly owned by SIGA with expiry in 2025, while a new set of patents regarding key issues of formulation and shelf-life  have been filed this year. Within this context, we strongly believe that ST-246 is a unique achievement fostered by Project Bioshield.

Turning now to questions we’ve been asked frequently:

First, were we aware of BARDA’s intention to amend its smallpox anti-viral RFP prior to its posting at 10:01 am eastern time on Friday, December 11?
We were not informed beforehand by BARDA. We learned of the amendment at the same time as the public and our investors when the amendment was posted to the FedBizOpps website.

This was the seventh time BARDA has amended the agency’s original solicitation. We have not had either informal or formal advance notice from BARDA personnel regarding any of these amendments.

Next Question: Why did we undertake an offering of the stock last week?

We took advantage of the rising demand for our stock and favorable market conditions. This opportunity provided us with the ability to strengthen our balance sheet, add liquidity to invest in our programs over the next several years, and bring in new long-term institutional investors. We accomplished this with minimal dilution to our shareholders.

Next Question: What is the Company’s confidence level toward the commercialization of ST-246 in light of this RFP Amendment?

We continue to believe that ST-246 remains the best candidate under the RFP.  In particular, we believe ST-246’s safety and efficacy data best meet the RFP’s criteria and we believe that SIGA is also best positioned to meet all of the other criteria in the RFP.  Those additional criteria include having a validated manufacturing process and a secure supply chain. We have consistently disclosed, however that BARDA may or may not complete the purchase of a smallpox antiviral or may do so on terms that differ from the current RFP.

While Friday’s changes to the RFP may make it possible for another drug to qualify and win an award as well, we believe that any award on the merits should result in an award to SIGA. In short, we remain as highly confident of the commercialization prospects of our drug in the near future as at any time in our corporate history.

Will the changes in the RFP delay a contract for the RFP?

The original RFP solicitation stated the intent to come to contract by September 2009, while BARDA officials have previously stated their expectation to complete a contract by the end of calendar year 2009.  We believe it is unlikely we will consummate a contract in this calendar year, but we have been engaged with BARDA contracting personnel in an active, diligent process regarding technical aspects of our proposal, physical and informational security at our laboratories and our manufacturing contractors’ plants, and pricing.  We don’t believe that Friday’s amendments to the RFP will adversely affect our prospects in this process.

Also, we don’t believe the December 11th amendment will create a long process delay, so we continue to await the finalization of the amendment on or about December 28.  We find this process to be entirely consistent with the contracting processes we have engaged in with HHS and DOD for our prior grants and contracts. We have the highest respect for the diligence and integrity of the process and our government partners.

If BARDA makes awards to multiple contractors, will that diminish SIGA’s share of the base acquisition of 1.7 million courses of drug?

While this is certainly possible, we believe we are best able to deliver the entire 1.7 million courses as rapidly as possible.  Our pricing proposal only contemplated an order for the entire 1.7 million courses.  We believe that BARDA has shown an understanding both in this RFP and its acquisitions that lower volumes deserve higher unit pricing.

Will these delays postpone potential delivery of ST-246 into the strategic national stockpile?

We have already produced 20,000 courses of ST-246 in our FDA registration batches and plan to produce 300,000 more courses in early 2010 in our commercial validation process. This activity is funded by the $20 million increase to our ST-246 therapeutic development contract which BARDA awarded to us in September 2008.  We believe that if we complete a contract in the first quarter of 2010, we can fulfill our plan to begin delivery of our drug into the strategic national stockpile in late 2010.

To wrap this up, let me again thank you, our shareholders, for your interest in us at SIGA. We enter 2010 with an outstanding, dedicated and energized team, a strengthened balance sheet, more than $80 million of non-dilutive awarded yet unspent federal grants and contracts to support our programs, and the highest level of confidence in our corporate history that we can soon transition from a development stage to a robust commercial stage company.  We hope you are as excited as we are about our prospects, and look forward to continuing to update you on our progress.

Thanks very much.

Moderator:
And that does conclude today’s conference.  Thank you for your participation.